November 10, 2010

Lin Shuipan, Chairman
Exceed Company Ltd.
Suite 8, 20/F, One International Finance Centre
1 Harbour View Street
Central Hong Kong

>   RE: **Exceed Company Ltd.**
>   **Form 20-F Annual Report FYE December 31, 2009**
>   **Filed April 7, 2010 and amended August 23, 2010**
>   **and October 13, 2010**
>   **File No. 1-33799**

Dear Mr. Shuipan:

We have reviewed your amendment to the Form 20-F filed October 13, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We reissue comment two from our letter dated September 15, 2010. Please confirm that your exhibits index reflects all exhibits that were required to be filed or incorporated by reference with the Form 20-F. Your exhibits index only references those exhibits that were filed with this Form 20-F.

Item 15 – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 84

2. We note your response to our prior comment four. In future Exchange Act filings, please confirm that you will provide management's conclusion regarding the effectiveness of each component of your disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e). In the alternative, you may remove the partial definition of disclosure controls and procedures. Refer to Item 15(a) of Form 20-F.

Financial Statements

Notes to Consolidated Financial Statements

25 – Earnings Per Share, page 50

3. We note your response to our prior comment nine. Your response states that shares held in escrow are released if an adjusted net earnings target is met. However, it does not appear that you have provided disclosure defining this adjusted net earnings target in your annual report. Please confirm that you will clearly define this earnings target in your future Exchange Act filings.

Form 6-K filed August 23, 2010

4. We note your response to our prior comment 15. Please provide us with a summary of the quantitative and qualitative factors considered by management in concluding that the change to diluted earnings per share was not material. Your response should explain why management concluded that an updated Form 6-K disclosing restated earnings per share for the six months ended June 30, 2010 is not necessary. Refer to SAB Topic 1.M.

Closing Comments

You may contact Jamie Kessel, staff accountant, at (202) 551-3737 or Ethan Horowitz, accounting reviewer at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551- 3357 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Michel J. Feldman, Esq.
          (312) 460-7613